1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2005

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated September 9, 2005	1

FORWARD-LOOKING STATEMENTS

The Announcement of TOM Online Inc. (the “Company”), constituting Exhibit 1.1 to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the expected benefit of any strategic alliances with other companies and our ability to cooperate with our alliance partners, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans, including its ability to expand its market share and revenue through strategic alliances.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Item 3 - Key Information - Risk Factors” section of the Company’s Annual Report for the Fiscal Year ended December 31, 2004 on Form 20-F (File No. 000-50631), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: September 9, 2005	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Legal Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 8282)

APPOINTMENT OF EXECUTIVE DIRECTOR,

CHANGE OF CHIEF FINANCIAL OFFICER

AND APPOINTMENT OF CHIEF LEGAL OFFICER

The Board is pleased to announce that Mr. Jay Chang has been appointed as the Chief Financial Officer of the Company with effect from 1 September 2005 and an Executive Director with effect from 28 September 2005.

The Board also announces that Mr. Peter Schloss took up a new appointment as Chief Legal Officer of the Company with effect from 1 September 2005. Mr. Schloss will also remain as an Executive Director of the Company.

The board of directors (the “Board”) of TOM Online Inc. (the “Company”) is pleased to announce that Mr. Jay Chang (“Mr. Chang”) has been appointed as the Chief Financial Officer of the Company with effect from 1 September 2005 and an Executive Director with effect from 28 September 2005.

Mr. Chang, aged 34, has been the deputy chief financial officer of the Company since 13 April 2005. Mr. Chang worked in CSFB’s research department in Hong Kong for more than five years. While at CSFB, Mr. Chang was a director of the firm’s Asian equity research department covering the China Internet, telecommunications and technology sectors. Prior to joining CSFB, Mr. Chang was with AIG Direct Investments (Asia), an Asian focused private equity firm based in Hong Kong, between 1997 and 1999. From 1995 to 1997, he was a consultant at Accenture responsible for technology strategy and implementation. Mr. Chang holds a degree in electrical engineering at the University of Washington – Seattle, WA.

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Mr. Chang is not connected with any directors, senior management, substantial shareholders, management shareholders or controlling shareholders of the Company and has interests in 18,000,000 share options of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Chang has entered into a service contract with the Company commencing from 13 April 2005. The term of the contract is continuous unless terminated by not less than three months’ notice in writing served by either party on the other. He is entitled to the basic annual salary of HK$1,502,040 and certain benefits. In addition, he is also entitled to an annual bonus payable for each twelve month period completed commencing on 1 January of the calendar year immediately following the date enters into his service contract. The amount of the bonus of Mr. Chang shall be determined at the discretion of the Board. He is entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to his duties in the Company.

Save as disclosed above, there are no other matters in relation to the appointment of director that need to be brought to the attention of holders of securities of the Company.

The Board further announces that Mr. Peter Schloss took up a new appointment as Chief Legal Officer of the Company with effect from 1 September 2005. Mr. Schloss will also remain as an Executive Director of the Company. Mr. Schloss is a lawyer by profession, prior to joining the Company, was a general counsel both at IBM China/Hong Kong Corporation and Satellite Television Asian Region Limited.

By Order of the Board
TOM ONLINE INC.
Angela Mak
Company Secretary

Hong Kong, 9 September 2005

As at the date hereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Peter Schloss	Mr. Sing Wang (Vice Chairman)	Mr. Ma Wei Hua
Ms. Elaine Feng	Ms. Tommei Tong	Dr. Lo Ka Shui
Mr. Fan Tai
Mr. Wu Yun	Alternate Director:
Mrs. Susan Chow
(Alternate to Mr. Frank Sixt)

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the

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information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statements in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose

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